Exhibit 99

FOR IMMEDIATE RELEASE
May 5, 2005

IDACORP Announces First Quarter 2005 Results

Summary of Earnings and Net Income

BOISE - IDACORP, Inc. (NYSE:IDA) today reported first quarter 2005 earnings of $0.55 per share, a $0.04 increase over last year's $0.51 per share.

Net income for the first quarter was $23.1 million, compared to net income of $19.7 million for the same period a year earlier.

"Our results reflect a stable performance at Idaho Power, despite another poor water year, abnormally warm temperatures and higher power supply costs," said IDACORP President and Chief Executive Officer Jan B. Packwood.  "Our non-regulated subsidiaries recorded a breakeven performance, so our overall earnings increase is attributable to a lower effective tax rate partially offset by a larger number of common shares outstanding."

Packwood noted strong customer growth and the implementation of last June's general rate increase helped Idaho Power offset the weather-related effects.

First Quarter Performance Summary

Idaho Power contributed $0.51 per share to the first quarter, the same as last year's first quarter.

General business revenues were flat quarter-over-quarter - a result of a 3 percent increase in total general business customers plus higher base rates, offset by temperatures 6 percent warmer than during last year's first quarter.  Overall, total revenues increased 4 percent due to increases in off-system sales and other revenues.

The off-system sales revenues increase reflects a 20 percent increase in average price per megawatt-hour sold net of a 4 percent decrease in energy sales volume.  Other revenues increased due to Idaho Power's settlement with the Idaho Public Utilities Commission regarding the recovery of income tax expenses.

Purchased power expenses more than doubled between the first quarters of 2005 and 2004 primarily due to a 101 percent increase in megawatt-hours purchased coupled with an 18 percent increase in average cost per megawatt-hour.  The increased volume of purchases was mainly due to lower hydroelectric production in the first quarter of 2005.

IDACORP estimates its consolidated group effective income tax rate for the annual period in accordance with interim reporting requirements.  The estimated annual rate is used in determining the effective rate for the quarter and may result in an intraperiod allocation of income tax expense.  Such an allocation was made for the first quarter and is recorded at the holding company as an income tax benefit.

Analysis of Earnings

The following table summarizes earning per share from each of our business units:

	Three Months Ended
Subsidiary	3/31/05	3/31/04

Idaho Power Company	$0.51	$0.51
IDACORP Energy	(0.01)	0.00
IDACORP Financial	0.06	0.07
Ida-West Energy	0.00	0.00
IdaTech	(0.05)	(0.04)
IDACOMM	0.00	(0.01)
Holding Company	0.04	(0.02)
	$0.55	$0.51

The three months ended March 31, 2005 reflects the issuance of four million shares of IDACORP common stock in December 2004.

2005 Forecast - Snow Pack / Water Conditions

The May 2, 2005 hydrological survey shows Snake River Basin snow pack levels at 59 percent of average.  Due to such factors as depleted reservoir levels upstream of the Idaho Power hydroelectric system, dry soil conditions, and the expected timing of the spring runoff, the Northwest River Forecast Center (NWRFC) currently projects 2.2 million acre-feet (maf) of water will flow into Brownlee Reservoir during the April-through-July period.  Historically, the NWRFC's average measured inflow into Brownlee is 6.3 maf during the period.  In 2004, the inflows were 3.2 maf.

Projected Key Operating & Financial Metrics - 2005

The projected key operating and financial metrics for 2005 are:

Idaho Power Company Operation & Maintenance Expense (Millions)	$244-$248
Idaho Power Company Capital Expenditures (Millions)	$202
Idaho Power Company Hydroelectric Generation (Million MWh)	5.6
Non-regulated Subsidiary Earnings Per Share	$0.05 - $0.10
Effective Tax Rates:
Idaho Power Company	35% - 40%
Consolidated - IDACORP	5%

The principal change from amounts projected earlier is the annual effective tax rate at IDACORP.  The decline in the estimated effective tax rate from 10-15 percent to approximately 5 percent for 2005 is based on reductions in estimated income before income taxes due to the continued impact of below normal water conditions and weather related declines in operating revenues at Idaho Power.  These reductions, when combined with the ongoing recognition of affordable housing tax credits at IDACORP Financial, reduce the estimated consolidated effective tax rate.

Idaho Power Company is continuing to manage its operating and maintenance expenses in all areas and is expecting these expenses to be in the range of $244-$248 million.  Capital expenditures are still expected to be approximately $202 million.

Web Cast / Conference Call

The company will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time).  All parties interested in listening may do so through a live Web cast.  Details of the conference call logistics are posted on the company's website (http://www.idacorpinc.com).  A replay of the conference call will be available on the company's website for a period of 12 months.

Background Information / Safe Harbor Statement

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, a holder of affordable housing projects and other real estate investments; IdaTech, a developer of integrated fuel cell systems; IDACOMM, a provider of telecommunication services and commercial and residential Internet services; and Ida-West Energy, an operator of small hydroelectric generation projects that satisfy the requirements of the Public Utilities Regulatory Policy Act of 1978.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are "forward-looking statements" within the meaning of federal securities laws.  Although IDACORP and Idaho Power believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.  Factors that could cause actual results to differ materially from the forward-looking statements include:  changes in governmental policies, including new interpretations of existing policies, and regulatory actions, including those of the Federal Energy Regulatory Commission, the Idaho Public Utilities Commission and the Oregon Public Utility Commission, with respect to allowed rates of return, industry and rate structure, day-to-day business operations, acquisition and disposal of assets and facilities, operation and construction of plant facilities, relicensing of hydroelectric projects, recovery of purchased power expenses, recovery of other capital investments, present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs) and other refund proceedings; litigation and regulatory proceedings, including those resulting from the energy situation in the western United States, and settlements that influence business and profitability; changes in and compliance with environmental, endangered species and safety laws and policies; weather variations affecting hydroelectric generating conditions and customer energy usage; over-appropriation of surface and groundwater in the Snake River Basin resulting in reduced generation at hydroelectric facilities; construction of power generating facilities including inability to obtain required governmental permits and approvals, and risks related to contracting, construction and start-up; operation of power generating facilities including breakdown or failure of equipment, performance below expected levels, competition, fuel supply, including availability, transportation and prices, and transmission; impacts from the potential formation of a regional transmission organization; population growth rates and demographic patterns; market demand and prices for energy, including structural market changes; changes in operating expenses and capital expenditures and fluctuations in sources and uses of cash; results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by factors such as credit ratings and general economic conditions; actions by credit rating agencies, including changes in rating criteria and new interpretations of existing criteria; homeland security, natural disasters, acts of war or terrorism; technological developments that could affect the operations and prospects of IDACORP's subsidiaries or their competitors; increasing health care costs and the resulting effect on health insurance premiums paid for employees; performance of the stock market and the changing interest rate environment, which affect the amount of required contributions to pension plans, as well as the reported costs of providing pension and other postretirement benefits; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; changes in tax rates or policies, interest rates or rates of inflation; adoption of or changes in critical accounting policies or estimates; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements.  Any such forward-looking statements should be considered in light of such factors and others noted in the companies' Form 10-K for the year ended December 31, 2004 and other reports on file with the Securities and Exchange Commission. Any forward-looking statement speaks only as of the date on which such statement is made.  New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

IDACORP, Inc.
Consolidated Statements of Income
For Periods Ended March 31, 2005 and 2004
(unaudited)
(Thousands of Dollars, except per share data)

	Three Months Ended
	03/31/05	03/31/04
Operating Revenues:
Electric utility:
General business	$146,370	$146,157
Off-system sales	32,212	28,121
Other revenues	12,286	9,325
Total electric utility revenues	190,868	183,603
Other	5,314	4,586
Total Operating Revenues	196,182	188,189

Operating Expenses:
Electric Utility:
Purchased power	44,078	18,505
Fuel expense	25,096	27,504
Power cost adjustment	(4,417)	12,564
Other operations & maintenance	55,098	54,146
Depreciation	24,919	24,890
Taxes other than income taxes	5,227	5,565
Total electric utility expenses	150,001	143,174
Other	11,284	8,821
Total Operating Expenses	161,285	151,995

Operating Income (Loss):
Electric utility	40,867	40,429
Other	(5,970)	(4,235)
Total Operating Income	34,897	36,194

Other Income	4,273	3,018

Earnings of Unconsolidated Equity-Method Investments	663	614

Other Expenses	1,103	822

Interest Expense and Preferred Dividends:
Interest on long-term debt	14,075	13,353
Other interest expense	455	453
Preferred dividends of Idaho Power Co	-	854
Total Interest Expense and Pref Dividends	14,530	14,660

Income Before Income Taxes	24,200	24,344
Income Tax Expense	1,134	4,685
Net Income	$23,066	$19,659

Weighted Average Common Shares Outstanding (000's)	42,210	38,200
Earnings per Share (Basic and Diluted)	$0.55	$0.51
Dividends Paid per Share	$0.30	$0.30

IDACORP, Inc.
Consolidated Statements of Cash Flows
For Three Months Ended March 31, 2005 and 2004
Summary Financial Information
(unaudited)
(Thousands of Dollars)

	Three Months Ended
	03/31/05	03/31/04
Operating Activities
Net Income	$23,066	$19,659
Adjustments to reconcile net income to net cash provided by
operating activities:
Unrealized losses from energy marketing activities	279	-
Depreciation and amortization	30,611	30,667
Deferred taxes and investment tax credits	2,644	(1,498)
Changes in regulatory assets and liabilities	(7,873)	12,488
Change in:
Receivables and prepayments	10,316	(4,614)
Accounts payable and other accrued liabilities	(26,586)	(27,077)
Taxes receivable/accrued	1,930	10,303
Other	9,210	17,986
Net cash provided by operating activities	43,597	57,914

Investing Activities	(7,457)	(37,060)

Financing Activities
Issuance of long-term debt	-	50,000
Retirement of long-term debt	(2,832)	(51,978)
Dividends on common stock	(12,665)	(11,466)
Change in short-term borrowings	17,430	(1,550)
Other	(92)	(1,382)
Net cash used in financing activities	1,841	(16,376)

Net increase in cash and cash equivalents	37,981	4,478

Cash and cash equivalents - beginning of period	23,403	75,159

Cash and cash equivalents - end of period	$61,384	$79,637

IDACORP, Inc.
Consolidated Balance Sheets
As of March 31, 2005 and December 31, 2004
Summary Financial Information
(unaudited)
(Thousands of Dollars)

	03/31/05	12/31/04

Assets
Cash and cash equivalents	$61,384	$23,403
Receivables, net of allowance	56,615	57,956
Employee notes	3,253	3,523
Energy marketing assets	17,490	9,203
Other current assets	118,371	127,331
Total current assets	257,113	221,416

Investments	188,018	223,061
Property, plant and equipment-net	2,224,330	2,209,462

Energy marketing assets - long-term	26,124	16,635
Regulatory assets	437,882	433,271
Employee notes - long-term	3,490	3,746
Other assets	128,438	126,581
Total other assets	595,934	580,233

Total Assets	$3,265,395	$3,234,172

Liabilities And Shareholders' Equity
Current maturities of long-term debt	$77,811	$78,603
Notes payable	53,700	36,270
Accounts payable	52,574	79,156
Energy marketing liabilities	17,986	9,420
Other current liabilities	96,508	82,009
Total current liabilities	298,579	285,458

Deferred income taxes	557,320	555,774
Energy marketing liabilities - long-term	26,124	16,635
Regulatory liabilities	277,168	275,854
Other liabilities	110,667	112,616
Total other liabilities	971,279	960,879

Long-term debt	977,563	979,549

Shareholders' equity	1,017,974	1,008,286

Total Liabilities & Shareholders' Equity	$3,265,395	$3,234,172

Idaho Power Company Supplemental Operating Statistics

	Three Months Ended
	03/31/05	03/31/04
Energy Use - MWh

Residential	1,328,022	1,361,826
Commercial	887,685	893,739
Industrial	832,320	826,577
Irrigation	11,665	9,796
Total General Business	3,059,692	3,091,938
Off-System Sales	645,173	673,484
Total	3,704,865	3,765,422

Revenue ($000's)

Residential	$78,776	$77,727
Commercial	39,892	40,123
Industrial	27,013	27,664
Irrigation	689	643
Total General Business	146,370	146,157
Off-System Sales	32,212	28,121
Total	$178,582	$174,278

Customers - Period End

Residential	368,936	356,655
Commercial	56,592	55,008
Industrial	126	113
Irrigation	17,805	17,058
Total	443,459	428,834